

Mail Stop 4631   November 4, 2015

Via E-mail
Christopher Parisi
Associate General Counsel
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, PA 17603

> **Re: Armstrong Flooring, Inc.**
> **Registration Statement on Form 10**
> **Filed October 8, 2015**
> **File No. 1-37589**

Dear Mr. Parisi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1.   We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, directors, the compensation discussion and analysis, security ownership of certain beneficial owners and management, material indebtedness, and key terms of the various agreements you will enter into with AWI in connection with the distribution. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10. Additionally, please ensure that you discuss all of the material terms of your agreements with AWI within your amended registration statement.

2.   We note that the distribution is conditioned upon AWI's receipt of a tax opinion. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders

Christopher Parisi
Armstrong World Industries, Inc.
November 4, 2015
Page 2

regarding this material aspect of the spin-off distribution and whether AWI has any
current intention to waive the tax opinion as a condition to the spin-off.

Exhibit 99.1

Information Statement Summary, page 11

3.   Please provide supplemental support for the following statements or clearly state that
these statements are your beliefs:
- "We continue to be the resilient flooring provider of choice for technically informed
commercial buyers" [page 13];
- You have "the most recognized brand in the flooring industry" [page 13]; and
- "We are the leading producer of resilient and wood flooring products across North
America" [page 14].

The Separation, page 15

4.   We note your disclosure on page 16 that the AWI board considered the one-time costs of
separation. Please disclose here if the board also considered the increased annual cost
due to the separation and quantify this cost.

Risk Factors, page 20
If the availability of raw materials or energy decreases…, page 21

5.   We note that you source some materials from a limited number of suppliers. To the extent
any of these supply contracts represents a material contracts pursuant to Item 601(b)(10)
of Regulation S-K, please file such contract as an exhibit to the registration statement.

After the separation and distribution, certain of our directors may have…, page 28

6.   Please disclose here that your executives may also have actual or potential conflicts of
interest because of their equity ownership in and other continuing relationships with
AWI.

Capitalization, page 41

7.   Please clearly show in the notes to the capitalization table how you computed each pro
forma amount, including a discussion of any significant assumptions and estimates used
to arrive at the amounts.

Notes to Unaudited Pro Forma Combined Financial Information, page 47

8.   As discussed on pages 17 and 82, you will enter into multiple agreements with AWI in
connection with the separation and distribution. These agreements include a transition
services agreement, employee matters agreement, trademark license agreement and an

office lease agreement. Please tell us what consideration you gave to reflecting the impact of these agreements in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

9.   In regard to your presentation of pro forma basic and diluted earnings per share information, please expand your disclosures to address the following:
  - Please clearly show the earnings amounts being allocated to participating non-vested share awards as well as how you arrived at these amounts;
  - Please clearly show how you arrived at the pro forma weighted average share amounts. Please provide a reconciliation between the pro forma weighted average shares used in computing basic and diluted EPS; and
  - Please also disclose any shares not included for anti-dilution reasons.

10.   In regard to adjustment (I), please clearly disclose how you are estimating the amounts related to the defined benefit pension plans sponsored by AWI that relate to AFI employees.

Management's Discussion and Analysis, page 56
Critical Accounting Estimates, page 58
U.S. Pension Credit and Postretirement Benefit Costs, page 58

11.   Your combined statements of operations include expense allocations for defined benefit pension and postretirement benefit plans sponsored by AWI in which certain of your North American employees participate. Please help us better understand why there is no corresponding payable to AWI recorded related to these expense amounts.

Results of Operations, page 63

12.   Your disclosures on page F-22 indicate that your effective tax rate in certain periods was significantly higher than your statutory tax rate due to valuation allowances being recorded on deferred foreign income tax assets. Given your recurring foreign earnings from continuing operations before income taxes as disclosed on page F-21, please further enhance your disclosures to provide additional insight regarding the nature of these valuation allowances being recorded that are materially impacting your effective tax rate.

13.   We note that in your discussions of your Resilient Flooring and Wood Flooring segments you refer to the "price and mix" as favorable or unfavorable. Please enhance your disclosure regarding the impact of price and mix to explain what changed within the particular segment during the reporting period. In doing so, please discuss any underlying trends related to your business, the industry, your customers, or the economy that are influencing price and mix in one way or another. Additionally, please quantify the impact of the reasons underlying fluctuations in your operations. For example, separately quantify the extent to which material changes in net sales are due to increases or decreases in prices. Refer to Item 303(a)(3)(iii) of Regulation S-K.

14.   We note that non-operating expenses represented approximately 49% of operating income and 83% of earnings from continuing operations before income taxes for 2014. In this regard, please include a discussion of non-operating expense and income amounts in periods these amounts or fluctuations in these amounts are material to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

Combined Cash Flows, page 69

15.   Your discussion of combined cash flows appears to repeat information found on the statement of cash flows. Please revise your filing to provide an enhanced discussion regarding the primary drivers and other material factors which impacted your operating cash flows.

Liquidity, page 70

16.   You believe that cash generated from operations, combined with continued support from AWI through the separation date, will be adequate to address your foreseeable liquidity needs based on current expectations of your business operations, capital expenditures and scheduled payments of debt obligations. Please expand your disclosures to address what sources of liquidity will be available subsequent to the separation as well as the impact of not having continued support from AWI available subsequent to the separation. Refer to Item 303(a)(1) of Regulation S-K.

Financial Statements
Note 4. Discontinued Operations, page F-15

17.   Based on the progress of DLW's insolvency proceedings in Germany, you recorded a non-cash income tax benefit of $43.6 million during the first six months of 2015 which resulted from DLW's excess of liabilities over assets combined with your foreign and U.S. federal income tax basis in DLW at the time of disposition. Please help us better understand the nature of this tax benefit as well as how you determined it was appropriate to record this benefit pursuant to ASC 740. In this regard, we note that AWI will be responsible for any shortfall and the beneficiary of any excess of assets over liabilities at the closure of the insolvency proceedings.

Note 25. Relationship with AWI and Related Entities, page F-37

18.   Please disclose the methodologies used to allocate unallocated/corporate assets and liabilities to your financial statements. For example, based on the segment note provided in the Form 10-K for the year ended December 31, 2014 for AWI, total assets for the Resilient Flooring and Wood Flooring reportable segments were $822.5 million at December 31, 2014 compared to your total assets of $825.2 million and $798.1 million at December 31, 2013 compared to your total assets of $998.7 million. Please help us understand why there would be a minimal difference between the two amounts at December 31, 2014 compared to a significant difference at December 31, 2013.

19.   In regard to long-term debt, we note that AWI's financial statements included in the Form 10-K for the year ended December 31, 2014 included over $1 billion in long-term debt as of December 31, 2014 compared to $10 million of long-term debt reported on your financial statements. Please help us better understand how you determined the debt and corresponding interest expense amounts to report on your financial statements. Pursuant to Question 4 of SAB Topic 1:B.1, please expand your disclosures to provide an analysis of your intercompany accounts with AWI. Please also confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of AWI or that there are no commitments to use your cash flows to service AWI's debt subsequent to the separation.

20.   Please disclose management´s estimates of what expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Refer to Question 2 of SAB Topic 1:B.

21.   Please specifically disclose the allocation method used for each material type of cost allocated, including share-based compensation costs which are discussed on page F-33. Your disclosures indicate that costs were allocated based on revenue, headcount, or other measures; however, it is not clear what specific allocation method was used for each significant cost.   Refer to SAB Topic 1:B.1.

Note 26. Litigation and Related Matters, page F-58
Environmental Sites, page F-58

22.   You state that there are no material liabilities recorded at June 30, 2015 and December 31, 2014 for potential environmental liabilities that you consider probable and for which a reasonable estimate of the probable liability could be made. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Antidumping and Countervailing Duty Cases, page F-59

23.   It appears that the United States Department of Commerce has issued final antidumping and countervailing duties rates for imports made through November 30, 2013. We note that preliminary rates for imports from December 1, 2013 through November 30, 2014 are not expected to be issued until January 2016. Please better clarify the periods for which the $4 million of additional estimated liability recorded during the second quarter of 2015 is related. Please also clarify in your disclosures whether you continue to accrue for these duties for current imports based on the latest period for which rates have been issued or if some other methodology is used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
        Steven Daniels, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP